July 25, 2007


VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505


        Re:   EXCELSIOR ABSOLUTE RETURN FUND OF FUNDS, LLC (FILE NO. 811-21396)

          Enclosed for filing on behalf of Excelsior Absolute Return Fund of Funds, LLC (the "Fund") is an amendment to the Fund's filing that was made on July 3, 2007, in accordance with the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"). This amendment is being filed because the original filing did not include the minimum coverage required for Excelsior Directional Hedge Fund of Funds Master Fund, LLC, Excelsior Directional Hedge Fund of Funds (TE), LLC, Excelsior Directional Hedge Fund of Funds (TI), LLC and Excelsior Directional Hedge Fund of Funds, Ltd. The Fund hereby provides the following in connection with the filing:

          1. A copy of the renewal of the bond coverage for the Fund and other joint insureds (the "Bond") for the policy term ending April 6, 2008 (attached as EXHIBIT A).

          2. A copy of the resolutions adopted by the Board of the Fund and a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Fund (attached as EXHIBIT B).

          3. A statement showing the amount of a single insured bond that the Fund would have been required to provide and maintain had the Fund not been named as a joint insured under the Bond (attached as EXHIBIT C).

          4. A copy of the Amended and Restated Joint Insured Agreement, by and among the Fund and other joint insureds, meeting the requirements of Rule 17g-1 paragraph (f) (attached as EXHIBIT D).



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Securities and Exchange Commission
July 25, 2007
Page 2


          5. The premium for the Bond has been paid through April 6, 2008.


          If you have any questions, please do not hesitate to contact me at
(203) 352-4400.

                                           Sincerely,

                                           /s/ Steven L. Suss
                                           ------------------------
                                           Steven L. Suss




cc:  Peter Tsirigotis